

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Arie Trabelsi
Chief Executive Officer
SuperCom Ltd.
The Nolton House
14 Arie Shenkar Street
Herzliya Pituach 4672514, Israel

> **Re:** **SuperCom Ltd.**
> **Registration Statement on Form F-1**
> **Filed July 3, 2013**
> **File No. 333-189810**

Dear Mr. Trabelsi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement

1. Please amend your filing to include all information other than that which can be omitted as provided by Rule 430A. For example, we note the blanks currently on the prospectus cover and on page 5 regarding the number of securities you are offering.

2. Your disclosure currently indicates both that the offering will be made on a best efforts basis and that it will be underwritten. Please revise to clarify and to include all information required by Item 9.B of Form 20-F, which should be provided in response to Item 4.a of Form F-1. If the offering is to be underwritten, please clearly describe the nature of the underwriter's obligation and file your agreement or proposed form of agreement per Item 601(b)(1) of Regulation S-K.

Exhibits

3.   Please file the exhibit required by Regulation S-K Item 601(b)(5).

Signatures

4.   Please clearly indicate below the second paragraph of text required on the Form F-1 Signatures page who signed the document in the capacity of principal financial officer, controller or principal accounting officer. Refer to Instruction 1 to the Form F-1 Signatures page.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

.

Amanda Ravitz
Assistant Director

cc (via e-mail): Steven C. Glusband, Esq.